Value Proposition: We will be the world's leading *mid-level* vertical axis wind turbine (VAWT) brand, universally respected for its environmental, economic, and social values as well as the wealth it brings to investors. We will open new markets for wind turbines, create a portfolio of projects and massively expand the amount of renewable energy produced around the world.

Wind Harvest International was incorporated in Delaware in January 2006 as a successor to the Wind Harvest Company ("WHC"). The original company was formed in 1976 and raised $6.14 million before it sold its assets to the new company. Subsequently, $9.6 million of additional equity and $2.4 million of long-term debt have brought our H-type VAWTs through Technology Readiness Level 7 - full scale prototype operating in industry conditions.

Leadership Team: CEO Kevin Wolf, who co-founded Wind Harvest in 2006 has extensive knowledge of VAWT engineering and markets. Rob Wheelock has over 40 years of experience in planning, financing, managing, and selling businesses. Alana Steele, an attorney with years of experience in wind farm development leads the Wind Harvest Renewables efforts. Dr. Ola Ajala is the Company's principal engineer and supervises the engineering team.

Products/Services: Our short H-type VAWTs open untapped renewable resources that no other technology can use. Our mid-size *Wind Harvesters™* operate in wind too turbulent for propeller-type turbines. We provide services such as extended warranties, 24/7 fault protection, turbine placement support, and project development. We earn additional income by licensing our patents to potential competitors.

Technologies/Special Know-How: Our breakthrough is developing and validating (twice) the first aeroelastic engineering model for H-type VAWTs. No other company has been able to break into this space because they've lacked models validated on a full-scale VAWT prototype. Because we are first to market, we've filed new patent applications that should make it difficult for competitors to make a turbine as durable, inexpensive and efficient as ours. We collect data on wildlife and our VAWTs and Doppler LiDAR data and modeling needed for wind farm pilot projects.

Market: 20% of wind farms have good mid-level wind resources and no technology but ours to exploit it. This is a $400 billion market that will double in ten years. Our next largest market ($20B in the U.S.) is high energy using facilities where tall turbines aren't permitted. Airports, distribution warehouses, data centers, ridgeline telecom towers, and more energy intensive business and government facilities need short W*ind Harvesters* that don't harm views and fit in setback easements. We make money from sales margins, service agreements, project development fees and more.

Distribution Channels: Through *Wind Harvest Renewables*, we are advancing pilot projects that demonstrate our turbines for distributed energy markets. We have identified hundreds of high-energy using facilities with good mid-level wind. Renewable energy project developers who want to become customers or hold distributor and manufacturing licensees are found through existing connections, cold calling and by exhibiting at renewable energy trade shows.

Quick Facts

Company Name:
   Wind Harvest International Inc
Contact: Kevin Wolf, CEO
Address:
   712 Fifth St. Davis, CA 95616
Phone: (530) 758-4211
Email: kwolf@windharvest.com
Website: www.windharvest.com

Industry: Renewable Energy, Manufacturing and Services, Project Development
Domain: Wind Turbines, Renewable Energy

Bank: Chase
Law Firm: Pillsbury Law
Patent Estate: Briggs IP
Auditor: Artesian CPA

Number of Employees: 10
Leadership Team:
   Kevin Wolf, CEO
   Alana Steele, COO – WHR
   Dr. Ola Alaja – Principal Eng.
   Rob Wheelock – Advisor
   General Manager – TBD
   VP Sales – TBD
   CFO - TBD

Amount of Financing Sought:
   $7 million of private equity

Current Investors:
   CEO
   Maas family
   Family and friends
   Crowdfunding

Use of Funds: Finish TRL 8 (certification), Enter TRL 9 (bank financing of product*),* Fund Pilot Projects, Hire key staff

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Competition: There currently are no turbines selling to the mid-level wind markets. Wind Harvest expects to be the first with its *Wind Harvester* 4.0-70kW VAWT. There are companies (e.g., X-flow Energy) that are attempting to enter this space but have yet to reach TRL 6 with a full-scale prototype. Major renewable energy OEMs will enter the market once it is proven that VAWTs can be certified and safely installed under existing turbines in wind farms.

Financial Projections. ($ in thousands)

	2023	2024	2025	2026	2027	2028
Revenue	$ 2,516	$ 34,235	$ 136,667	$ 426,010	$ 1,301,138	$ 2,248,442
EBITDA	$ (3,876)	$ (3,068)	$ 5,255	$ 62,884	$ 247,676	$ 573,039



Wind Harvest

Harvesting Untapped Mid-Wind Markets

CEO: Kevin Wolf







We design and sell short vertical axis wind turbines that:

- Produce energy from turbulent mid-level wind
- Operate under existing turbines in wind farms
- Fit onto properties where tall turbines can't
- Open problematic windy land for development

Our products are needed by landowners and developers for projects where tall traditional turbines aren't permitted because of their size, height, noise, and impacts on wildlife.

Wind Harvester™ Model 3.1, at UL Advanced Wind Turbine Testing Facility, Texas

Wind Harvest

Wind Harvest: Our Progress

- Our Model 3.1 completed Technology Readiness Level (TRL 7). We are two years ahead of competition.

- Our *Wind Harvesters™* are one year away from full certification (TRL 8) and sales.

- Our 2023-24 projects will profitably use our turbines. This will lead us to complete the TRL process.



Model 2.0, Finland — TRL 5
Model 3.0, Denmark — TRL 6
Model 3.1, Texas — TRL 7
Model 4.0, Texas — TRL 8



Environmental Attributes: Low-Impact Technology



Dense | Compact *Wind Harvesters* are designed to operate with a 3-foot gap between their rotors that maximizes land use. They have much higher energy densities per acre than traditional solar or wind projects.



Durable | *Wind Harvesters* are designed to have a lifespan exceeding 40 years. Our aeroelastic modeling shows our blades will last over 70 years.



Recyclable | The aircraft aluminum blades, galvanized steel rotors and towers and other components are 99% recyclable.



Wildlife Friendly | Three-dimensional vertical axis turbines should be easily seen and avoided by birds and bats. We will use high-tech motion detection and avoidance technology in our projects until this hypothesis is fully proven.

Wind Harvest

Primary Market: Wind Farms

Our compact turbines work synergistically under tall turbines to cause the [wind to speed up](#) into each other's rotors. Harvesting this turbulent, mid-layer of wind can increase the energy output from the land.

 The existing market for Wind Harvesters™ is >**$400 billion** and should **double** by 2032.

 20% of on-shore wind farms should be able to profitably use our turbines.

 The best wind farms with *Wind Harvesters™* could annually produce the energy for **120 million homes!**



Wind Harvest


DATA CENTERS
ENERGY GRID
ENERGY GRID
BREWERIES
PAPER MILLS
ENERGY GRID
ENERGY GRID
BIOETHANOL FACILITIES
ENERGY GRID
FOOD PROCESSING CENTERS

Distributed Wind Markets

We will sell many *Wind Harvesters* to customers who can't use tall propeller-type machines. With our compact turbines:

- High energy using facilities with tight setback easements can add MWs of affordable wind energy.
- Airports can add our turbines because they won't negatively affect aviation or radar.
- Owners can lease their windy land to developers to buy our turbines, often along with batteries and solar panels.
- Telecom towers on windy ridgelines can use less expensive energy from our turbines. Tall turbines often cannot be delivered to these difficult to reach places.

Wind Harvest

Wind Harvest: Sales Pipeline to Our Own Projects

Name of Project	Location	Year		
		2023	2024	2025
St. Lucy 1, 2 and 3	Barbados	2	40	140
Lodestone Energy, Ltd*	New Zealand	0	10	0
Abby-Ecosse Energy*	UK	0	2	0
U.S. Air Force Bases	CA and SD	5	4	56
High-Energy Use Facilities	USA	0	20	140
Rio Visa Resiliency	Solano, CA	0	2	14
Total Prospects		**7**	**78**	**350**

Projected to become licensees

Wind Harvest

Meet the Passion Behind the Product



Kevin Wolf
CEO and Co-Founder
Board President

Mr. Wolf served as COO where he facilitated the engineering team that developed the *Wind Harvester* 3.1 and led the project development program. Starting as CEO in 2019, he organized and led the crowdfunding campaign from 2020 through 2023. With his leadership, the company has a superior Model 4.0 turbine ready for commercialization.



Christine Nielson
President, Wind Harvest Pilot Project
Board Member, Wind Harvest International



Cornelius Fitzgerald
CFO, Wind Harvest Pilot Project
Board Member: Wind Harvest
President, Clean Energy Holdings

    

    

Entering the Market: A Growth Roadmap

Wind Harvest expects to complete the certification process and begins sales of its first model Wind Harvester by the end of 2023.

To prepare for the transition from testing to production, we have established a roadmap of key targets we expect to hit to ensure maximum market penetration.



2022

Q2/Q3

Completed design and start ordering two
Wind Harvesters 4.0-70kW
- Confirmed model accuracy with Model 3.1 data.

Q4
- Converted $9.8M in debt to equity
- Prepared for $7M Series A-4 Equity Raise

2023

Q1
- Order six Model 4.0 turbines.
- File four new patent applications

Q2
- Complete Series A-4 raise
- Hire General Manager.

Q3
- Install and commission pair of Model 4.0 turbines for certification
- Hire VP of Sales

Q4
- Install 5 additional turbines in projects
- Complete U.S. Small Wind certification.

Wind Harvest

Competition



Co-opetition

Potential **Competition**

Mid-level wind turbine competitors are likely two years behind us as none have tested a full-scale prototype (Technology Readiness Level 6).

Scaling with Strategic Alliances

Turbine companies like GE and Vestas will enter the field once *Wind Harvesters* are certified to work in turbulent wind. Our strategy with them is "co-opetition". We will license our IP to competitors; without our patents, they won't be able to make inexpensive and durable VAWTs. The mid-level market is too massive to build out on our own. Making a little from the many sales of others will provide a large source of additional profit.

Wind Harvest

Patents: A First to Market Advantage

Four new patent applications covering H-type VAWT technology will be filed in early 2023, prior to the installation and commissioning of the Model 4.0 turbines. "Prior art searches" by [Briggs I]P provides us with a high level of confidence that all four will become fully patented and of great value to the Company.

Our patents will:

- Make it difficult for others to produce an H-type VAWT of our size.

- Lower manufacturing costs.

- Reduce assembly and installation costs.

- Decrease aerodynamic drag and increase efficiency.

- Increase durability and fatigue life .



Sales Projections

Projected Sales in $Millions	2023	2024	2025	2026	2027	2028	Total
Special Purpose Entities	$ 2.5	$ 26.5	$ 87.4	$ 238	$ 535	$ 678	$ 1,567
Customers			4.9	54	297	565	921
Distributors		2.9	29.1	89	357	678	1,156
Manufacturer Licensees				79	357	3,389	3,825
Total Projected Sales	**$ 2.5**	**$ 29.5**	**$ 121.4**	**$ 460**	**$ 1,546**	**$ 5,309**	**$ 7,469**

Near-Limitless Scalability

We can source components for Wind Harvesters from many suppliers and have them built in more than one factory. As a result, we don't expect manufacturing to limit our growth. There are also many qualified project developers and construction companies that can install our products.

Wind Harvest

Exit Strategies:
Achieving Stockholder Liquidity

"Think big. Be ethical, practical and strategic."

Wind Harvest is on a path to raise over **$20 million** over the next year. In 2025, the Company will be well-positioned to consider the following liquidity opportunities:



IPO

With millions in revenues in 2024-2025, there should be a strong public interest in a large IPO that would allow our stockholders to sell their shares on a publicly traded platform.



Strategic Buyer

A buyout by a big company in the renewable energy industry could be the best way to meet our potential and install many more *Wind Harvesters* around the world.

Wind Harvest

Wind Harvest

Creating New Markets for Wind Turbines

- First utility-scale turbines to operate in turbulent wind.
- $29M in sales being developed for 2023-24.
- Competition hasn't achieved TRL 6 (full-scale model).
- Wind farm owners and developers want our turbines.
- Near-limitless scalability.
- $7M in the Series A-4 round that closes in Spring 2023.
- Solid exit strategies with 10-100X return possible.



Kevin Wolf | Chief Executive Officer & Co-Founder

✉ kwolf@windharvest.com

📱 (530) 758-4211

💻 windharvest.com

